06008746

AB 6/3

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2005 (MM/DD/YY) AND ENDING March 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Avalon Investment & Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

404 Avalon Avenue, Suite 200
(No. and Street)

Muscle Shoals	AL	35661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ken Cantrell 256-381-7840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cade, Crenshaw & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

2100 Southbridge Parkway, Suite 460, Birmingham, AL 35209
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Das A. Borden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avalon Investment & Securities Group, Inc., as of March 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My Commission Expires 9/5/09

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVALON INVESTMENT & SECURITIES GROUP, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

March 31, 2006

AVALON INVESTMENT & SECURITIES GROUP, INC.

CONTENTS

CADE, CRENSHAW & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
2100 SOUTHBRIDGE PARKWAY – SUITE 460
BIRMINGHAM, ALABAMA 35209

A. CATLIN CADE, IV, CPA, CVA
GILBERT L. CRENSHAW, JR., CPA, CVA
KEVIN A. ANDREWS, CPA, CFE
CARLY A. STANDRIDGE, CPA
J. SCOTT LUSK
J. WESLEY SIDDENS

TELEPHONE (205) 871-8600
FACSIMILE (205) 871-8676
TOLL FREE 1-800-356-6403

INDEPENDENT AUDITOR'S REPORT

Director and Stockholder
Avalon Investment & Securities Group, Inc.
Muscle Shoals, Alabama

We have audited the accompanying statement of financial condition of Avalon Investment & Securities Group, Inc. as of March 31, 2006 and the related statements of operations and accumulated deficit, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avalon Investment & Securities Group, Inc. as of March 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cade, Crenshaw & Associates, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
Birmingham, Alabama
May 18, 2006

AVALON INVESTMENT & SECURITIES GROUP, INC.
Statement of Financial Condition
March 31, 2006

ASSETS:	
Cash	$ 27,842
Commission Receivable	55,110
Note Receivable - Shareholder	14,250
Investments	3,300
Prepaid Expenses	2,042
TOTAL ASSETS	$ 102,544
LIABILITIES:	
Accounts Payable	$ 8,188
Assessment Fees Payable	4,000
Commission Payable	46,843
TOTAL LIABILITIES	59,031
STOCKHOLDER'S EQUITY:	
Common Stock, Par Value $ 10 per Share, Authorized 400 Shares, Issued and Outstanding 100 Shares	1,000
Additional Paid-In Capital	66,579
Accumulated Deficit	(24,066)
TOTAL STOCKHOLDER'S EQUITY	43,513
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 102,544

See accompanying notes.

AVALON INVESTMENT & SECURITIES GROUP, INC.
Statement of Operations and Accumulated Deficit
Year Ended March 31, 2006

REVENUE:	
Commissions	$ 522,754
Total Revenue	522,754
EXPENSES:	
Commissions	446,629
Rent	20,520
Consulting	15,000
Professional Fees	12,500
Administration Expenses	11,794
Legal Fees	8,321
Telephone	7,259
Postage, Printing, Delivery and Reproduction	7,343
Dues and Assessments	6,948
Other Taxes	584
Audit and Tax Preparation	2,699
Miscellaneous Expense	2,478
Supplies	1,226
Licenses and Permits	999
Repairs	219
Bank Charges	13
Total Expenses	544,532
NET INCOME (LOSS)	(21,778)
ACCUMULATED DEFICIT - APRIL 1, 2005	(2,288)
ACCUMULATED DEFICIT - MARCH 31, 2006	$ (24,066)

See accompanying notes.

AVALON INVESTMENT & SECURITIES GROUP, INC.
Statement of Changes in Stockholder's Equity
Year Ended March 31, 2006

	Common Stock				Additional Paid-In		Accumulated	
	Shares		Amount		Capital		Deficit	
BALANCE - April 1, 2005	100	$	1,000	$	66,579	$	(2,288)
NET LOSS	-		-		-		(21,778)
BALANCE - March 31, 2006	100	$	1,000	$	66,579	$	(24,066)

See accompanying notes.

AVALON INVESTMENT & SECURITIES GROUP, INC.
Statement of Cash Flows
Year Ended March 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash Received from Clients	$	521,949
Cash Paid to Suppliers		(536,778)
Cash Flow from Operating Activities, Net		(14,829)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Note Receivable - Stockholder		15,000
Cash Flow from Financing Activities, Net		15,000
CASH - APRIL 1, 2005		27,671
CASH - MARCH 31, 2006	$	27,842

RECONCILIATION OF NET INCOME TO NET CASH USED BY OPERATING ACTIVITIES:		
Net Loss	$	(21,778)
Adjustments:		
Increase in Accounts Payable		7,905
Decrease in Assesment Fees Payable		(725)
Decrease in Commission Payable		(685)
Decrease in Commission Receivable		805
Increase in Prepaid Expenses		(351)
CASH FLOW FROM OPERATING ACTIVITIES, NET	$	(14,829)

See accompanying notes.

AVALON INVESTMENT & SECURITIES GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

March 31, 2006

Note 1 - **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** - Avalon Investment & Securities Group, Inc. is a corporation operating as a broker/dealer licensed to sell mutual funds and various insurance products (including variable annuities, variable universal life, etc.) and direct participation programs. The company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The significant accounting policies and practices followed by the company are as follows:

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition - Commission revenues and the related expenses are recognized at the settlement date although certain commissions are not received or paid until an extended period after the sale. The company's policy has been to pay out up to 90% of commission revenue as commission expense. Commissions payable are recorded at an appropriate percentage of commissions receivable in accordance with this policy.

Income Taxes - For financial reporting purposes, the tax effects of transactions are recognized in the same periods as the related items of income and expense, regardless of when they are recognized for tax purposes.

Note 2 - **NET CAPITAL REQUIREMENTS** - The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2006, the company had net capital of $ 15,654, which was $ 10,654 in excess of its required net capital of $5,000. The company's percentage of aggregate indebtedness to net capital was 377%.

Note 3 - **LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS** - There were no liabilities subordinated to claims of creditors as of March 31, 2006 or during the year then ended.

Note 4 - **INCOME TAXES** - The Company has available at March 31, 2006, $19,620 of unused operating loss carryforwards that may be applied against future taxable income and that expire in various years from 2006 to 2026.

Note 5 - **RELATED PARTY TRANSACTIONS** - Certain general and administrative services are being performed at no charge or on a shared cost arrangement by a company related through common ownership. These services include secretarial, accounting, communication, and other general office costs.

The Company has a Note Receivable from its shareholder at March 31, 2006 of $14,250. This note is non interest bearing and due on demand.

AVALON INVESTMENT & SECURITIES GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

March 31, 2006

Note 6 - **INVESTMENTS** – The Company has 300 warrants exercisable for a maximum 300 shares of common stock of The Nasdaq Stock Market, Inc (NDAQ). The warrants are exercisable June 28, 2005 through June 27, 2006 for $16.00 per share. The fair market value of NDAQ at March 31, 2006 was $40.04 per share.

Note 7 - **LITIGATION** – The Company is named in three NASD Dispute Resolutions set for Arbitration hearings. One hearing is scheduled for Summer 2006. The other two hearings will be at a date not yet known. The claimants in each of the proceedings have alleged several "regulatory and compliance problems." The claimants have requested that the arbitration panel enter an award for actual damages together with bargain damages, recessionary damages, lost opportunity costs, as well as punitive damages. Outside counsel for the company has advised that at this stage in the proceedings an opinion as to the probable outcome cannot be determined. The company believes that each claim is without merit and is vigorously defending its position in each case.

Note 8 - **LIABILITY INSURANCE** – The Company remains self-insured. As a result, any judgment against the Company from litigation arising subsequent to date of insurance could adversely affect the Company's results of operations.

SUPPLEMENTARY INFORMATION

AVALON INVESTMENT & SECURITIES GROUP, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of March 31, 2006

NET CAPITAL:		
Total Stockholder's Equity		$ 43,513
Deduct Stockholder's Equity Not Allowable for Net Capital		-
Total Stockholder's Equity Qualified for Net Capital		43,513
Add:		
A. Allowable Subordinated Liabilities		-
B. Other Deductions or Credits		-
Total Capital and Allowable Subordinated Liabilities		43,513
Deductions and/or Charges:		
A. Non-Allowable Assets		
Commission Receivable	$ 8,266	
Advances on Commissions	14,250	
Investments	3,300	
Prepaid Expenses	2,043	(27,859)
B. Secured Demand Note Deficiency		-
C. Capital Charges for Spot and Commodity Futures		-
D. Other Deductions and/or Charges		-
Net Capital before Haircuts on Securities Positions		15,654
Haircuts on Securities:		
A. Contractual Commitments		-
B. Subordinated Debt		-
C. Trading and Investment Securities:		
1. Exempted Securities	-	
2. Debt Securities	-	
3. Options	-	
4. Other Securities	-	-
D. Undue Concentration		-
E. Other		-
NET CAPITAL		$ 15,654

See accompanying notes.

AVALON INVESTMENT & SECURITIES GROUP, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of March 31, 2006

AGGREGATE INDEBTEDNESS	$ 59,031
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum Net Capital Required	$ 5,000
EXCESS NET CAPITAL	$ 10,654
EXCESS NET CAPITAL AT 1000%	$ 9,750
PERCENT OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	377%

NOTE: A reconciliation of the above computation to the company's computation (included in Part II of Form X-17A-5 as of March 31, 2006) is not included because there were no material differences.

See accompanying notes.

AVALON INVESTMENT & SECURITIES GROUP, INC.
EXEMPTIVE PROVISION UNDER RULE 15c3-3
As of March 31, 2006

An exemption from Rule 15c3-3 is claimed by the company. The exemption is based on subsection (k) (1). Section (k) (1) states:

(k)(1) The provisions of this section shall not be applicable to a broker or dealer:

(i) whose dealer transactions (as principal for his own account) are limited to the purchase, sale, and redemption of mutual funds, and/or variable annuities only.

If this statement is true, the broker-dealer is exempt from Rule 15c3-3.

The company is in compliance with the above exemptive provision of Rule 15c3-3 at March 31, 2006. Nothing came to the attention of the auditors to indicate such conditions had not been materially complied with for the fiscal year ended March 31, 2006.

See accompanying notes.

CADE, CRENSHAW & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
2100 SOUTHBRIDGE PARKWAY – SUITE 460
BIRMINGHAM, ALABAMA 35209

A. CATLIN CADE, IV, CPA, CVA
GILBERT L. CRENSHAW, JR., CPA, CVA
KEVIN A. ANDREWS, CPA, CFE
CARLY A. STANDRIDGE, CPA
J. SCOTT LUSK
J. WESLEY SIDDENS

TELEPHONE (205) 871-8600
FACSIMILE (205) 871-8676
TOLL FREE 1-800-356-6403

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Director and Stockholder
Avalon Investment & Securities Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Avalon Investment & Securities Group, Inc. (the Company) for the year ended March 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

CERTIFIED VALUATION ANALYSTS ◊ CERTIFIED FRAUD EXAMINERS ◊ BUSINESS AND FINANCIAL CONSULTANTS

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cade, Crenshaw & Associates, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
Birmingham, Alabama
May 18, 2006